October 11, 2006

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Re:          United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 6, 2006
Forms 10-Q for Fiscal Quarter Ended March 31, 2006, Filed May 8, 2006 and June 30, 2006, Filed August 7, 2006
Forms 8-K, Filed February 17, 2006 and May 5, 2006 and August 3, 2006
File No. 0-10653

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company”), I am submitting the following correspondence requesting additional time to reply to your letter dated October 3, 2006, to Richard W. Gochnauer (the “Letter”). Specifically, the Company is requesting permission to have its response to the Letter uploaded via Edgar on or before Tuesday, October 31, 2006. Additional time may be necessary given several competing responsibilities, including our current focus on reporting third quarter earnings and preparation of related public filings and numerous other significant business agenda items. If necessary, we will contact your office prior to this date to request additional time.

If you need further information or wish to discuss this request, please feel free to contact me at your convenience by telephone at (847) 627-7321 or by fax at (847) 699-7030.

Thank you,

/s/ Kathleen S. Dvorak

Kathleen S. Dvorak
Senior Vice President and Chief Financial Officer